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Exhibit 12(a)

CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3 Months Ended	Twelve Months Ended
	March 2004	December 2003	December 2002	December 2001	December 2000	December 1999
	(In millions)
Income from Continuing Operations (Before Extraordinary Loss, Cumulative Effects of Changes in Accounting Principles and Loss from Discontinued Operations)	$112.5	$475.7	$525.6	$82.4	$345.3	$326.4
Taxes on Income, Including Tax Effect for BGE Preference Stock Dividends	40.3	261.0	301.0	29.7	221.4	182.5

Adjusted Income	$152.8	$736.7	$826.6	$112.1	$566.7	$508.9

Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness	$82.6	$329.3	$270.2	$226.1	$261.5	$245.7
Earnings Required for BGE Preference Stock Dividends	5.5	21.7	21.8	21.4	21.9	21.0
Capitalized Interest	2.4	12.2	42.5	55.8	21.1	2.7
Interest Factor in Rentals	1.0	3.5	2.1	2.0	2.2	1.8

Total Fixed Charges	$91.5	$366.7	$336.6	$305.3	$306.7	$271.2

Amortization of Capitalized Interest	$1.0	$3.1	$1.3	$0.1	$—	$—

Earnings (1)	$242.9	$1,094.3	$1,122.0	$361.7	$852.3	$777.4

Ratio of Earnings to Fixed Charges	2.66	2.98	3.33	1.18	2.78	2.87

(1)
Earnings are deemed to consist of income from continuing operations (before extraordinary loss, cumulative effects of changes in accounting principles, and loss from discontinued operations) that includes earnings of Constellation Energy's consolidated subsidiaries, equity in the net income of unconsolidated subsidiaries, income taxes (including deferred income taxes, investment tax credit adjustments, and the tax effect of BGE's preference stock dividends), and fixed charges (including the amortization of capitalized interest but excluding the capitalization of interest).

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CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES